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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ---------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)

                                FRONTSTEP, INC.
                          (f/k/a Symix Systems, Inc.)
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                                (Name of Issuer)

                                  Common Stock
                               without par value
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                         (Title of Class of Securities)


                                  35921W 10 1
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                                 (CUSIP Number)

                          Fallen Angel Capital, L.L.C.

                                Barry Goldsmith
                          Fallen Angel Capital, L.L.C.
                               125 Half Mile Rd.
                           Red Bank, New Jersey 07702
                             Tel. No. 732-945-1000

                                with a copy to:

                                  John A. Bick
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                             Tel. No.: 212-450-4350
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 12, 2002
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            (Date of Event which Requires Filing of this Statement)

                                   ---------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following: [ ]

                         (Continued on following pages)
                               Page 1 of 8 Pages

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


                                  SCHEDULE 13D

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CUSIP No. 35921W 10 1                                         Page 2 of 8 Pages
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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Fallen Angel Equity Fund, L.P.
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS*

             Not applicable
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
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                                       7      SOLE VOTING POWER

                                              -0-
 NUMBER OF SHARES                    ------------------------------------------
BENEFICIALLY OWNED                     8      SHARED VOTING POWER
BY EACH REPORTING
  PERSON WITH                                 1,189,462
                                     ------------------------------------------
                                       9      SOLE DISPOSITIVE POWER

                                              -0-
                                     ------------------------------------------
                                       10     SHARED DISPOSITIVE POWER

                                              1,189,462
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,189,462 - See Item 4 and Item 5
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.6%+  - See Item 4 and Item 5
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    14       TYPE OF REPORTING PERSON*

             PN, IA
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes and First Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D

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CUSIP No. 35921W 10 1                                         Page 3 of 8 Pages
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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Fallen Angel Capital, L.L.C.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
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                                       7      SOLE VOTING POWER

                                              -0-
 NUMBER OF SHARES                    ------------------------------------------
BENEFICIALLY OWNED                     8      SHARED VOTING POWER
BY EACH REPORTING
  PERSON WITH                                 1,189,462
                                     ------------------------------------------
                                       9      SOLE DISPOSITIVE POWER

                                              -0-
                                     ------------------------------------------
                                       10     SHARED DISPOSITIVE POWER

                                              1,189,462
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,189,462 - See Item 4 and Item 5
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.6%+  - See Item 4 and Item 5
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    14       TYPE OF REPORTING PERSON*

             CO, IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes and First Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

     This Amendment No. 3 amends the Report on Schedule 13D, originally filed on May 19, 2000 (the "Original Schedule 13D") and subsequently amended by the Amendment No. 1 filed on March 11, 2002 (the "Amendment No. 1") and Amendment No. 2 filed on July 10, 2002 (the "Amendment No. 2", and the Original Schedule 13D as amended by the Amendment No. 1 and the Amendment No. 2, the "Schedule 13D"). Capitalized terms used without definitions in this Amendment No. 3 shall have the respective meanings ascribed to them in the Schedule 13D. References to "herein" and "hereof" are references to the Schedule 13D, as amended by this Amendment No. 3.

     Item 1. Security and Issuer.

     The first paragraph under Item 1 of the Schedule 13D is hereby deleted in its entirety and replaced as follows:

     This statement relates to the shares of common stock, without par value (the "Common Stock") of Frontstep, Inc. formerly known as Symix Systems, Inc., an Ohio corporation (the "Company"). Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), this statement also relates to shares of Common Stock issuable upon (i) exercise of certain warrants issued by the Company on May 10, 2000 (the "2000 Warrants"); (ii) exercise of certain warrants issued by the Company on March 7, 2002 (the "2002 Warrants", and, together with the 2000 Warrants, the "Warrants"); (iii) conversion of shares of Series A Convertible Preferred Stock, without par value (the "Preferred Stock"); (iv) conversion of the Initial Notes (as defined below); and (v) conversion of the First Tranche Convertible Notes (as defined below) owned by the Reporting Persons.

     Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended by adding the following new paragraph at the end of such Item:

     In connection with FAEF's purchase of the First Tranche Convertible Notes (as defined below) with a face value of $440,970 on August 12, 2002, as described in Item 4, the general and the limited partners of FAEF contributed, in the aggregate, $440,970.

     Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by:

     (a) adding the new paragraph below immediately after the last paragraph under the caption "2002 Transaction":

          On August 6, 2002, the Company provided the 2002 Investors with a notice, whereby the Company would issue to the 2002 Investors Convertible Notes in aggregate principal amount of $2,500,000 (the "First Tranche Convertible Notes") pursuant to the SPA Amendment. On August 12, 2002, the Company issued and sold the First Tranche Convertible Notes to the 2002 Investors for an aggregate of $2,500,000. Of that amount, FAEF purchased $440,970 aggregate principle amount of the First Tranche Convertible Notes for a total of $440,970.

     (b) adding the following descriptions of the Convertible Notes immediately after the last paragraph under the caption "Description of the Initial Notes and 2002 Warrants" and immediately prior to the caption "Amended and Restated Investor Rights Agreement".

     Description of Convertible Notes

     Convertible Notes; Interest. The Convertible Notes are unsecured. Interest at a rate of 10% is payable quarterly in arrears on March 31, June 30, September 30, and December 31.

     Conversion. Pursuant to the terms thereof, the Convertible Notes owned by the Funds will be convertible into shares of Common Stock, at the election of the holder at any time after issuance, at a conversion price per share initially equal to $2.4876.

     The conversion price of the Convertible Notes is subject to adjustment on a weighted average basis in the event of a dilutive issuance at below the conversion price for the Convertible Notes. "Dilutive issuance" does not include shares of Common Stock issued pursuant to employee stock plans or shares issued in connection with a merger or acquisition other than a merger or acquisition involving a change in control of the Company. The conversion rate of the Convertible Notes will also be adjusted in the event of any structural anti-dilution resulting from stock splits, stock dividends or other similar events.

     Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by:

     (a) deleting the second and the third paragraphs under Item 5 and replacing them as follows:

          If all of the outstanding Preferred Stock were converted into Common Stock as of August 12, 2002, FAEF would own 666,668 shares of Common Stock, which would represent approximately 6.8% of the Common Stock (or approximately 5.9% of the Common Stock if all outstanding options held by employees of the Company that were exercisable had been exercised on August 12, 2002).

          FAEF has acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to own beneficially, in the aggregate, 166,667 shares of Preferred Stock convertible into 666,668 shares of Common Stock, 239,167 Warrants exercisable for 239,167 shares of Common Stock, $264,582 principal amount of Initial Notes convertible into 106,360 shares of Common Stock, and $440,970 principal amount of First Tranche Convertible Notes convertible into 177,267 shares of Common Stock. If all of the outstanding Warrants were exercised and all of the Preferred Stock, Initial Notes and First Tranche Convertible Notes were converted into Common Stock as of August 12, 2002, FAEF would have held an aggregate of 1,189,462 shares of Common Stock, which would have represented approximately 9.5% of the Common Stock (or approximately 8.6% of the Common Stock if all outstanding options held by employees of the Company that were exercisable had been exercised on August 12, 2002).

     (b) deleting the fifth paragraph under Item 5 and replacing it as follows:

          FAC may be deemed to have shared voting and dispositive power with respect to the Common Stock underlying the Preferred Stock, the Warrants, the Initial Notes and the First Tranche Convertible Notes beneficially held by FAEF.

     Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby replaced in its entirety by the following:

     Exhibit 1: Joint Filing Agreement among the Reporting Persons

     Exhibit 2: Form of Article Fourth of the Amended Articles of Incorporation
                (previously filed as Exhibit 3 to Original Schedule 13D on
                May 19, 2000)

     Exhibit 3: Investor Rights Agreement (previously filed as Exhibit 4 to
                Original Schedule 13D on May 19, 2000)

     Exhibit 4: 2000 Securities Purchase Agreement (previously filed as Exhibit
                5 to Original Schedule 13D on May 19, 2000)

     Exhibit 5: Amended and Restated Investor Rights Agreement (previously filed as Exhibit 5 to Amendment No. 1 on March 11, 2002)

     Exhibit 6: 2002 Securities Purchase Agreement (previously filed as Exhibit
                6 to Amendment No. 1 on March 11, 2002)

     Exhibit 7: SPA Amendment (previously filed as Exhibit 7 to Amendment No. 2 on July 10, 2002)

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 13, 2002

                                         FALLEN ANGEL CAPITAL, L.L.C.


                                         By: /s/ Barry Goldsmith
                                            ------------------------------
                                            Name:  Barry Goldsmith
                                            Title: Member

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 13, 2002

                                         FALLEN ANGEL EQUITY FUND, L.P.

                                         By: Fallen Angel Capital, L.L.C.
                                             its General Partner


                                         By: /s/ Barry Goldsmith
                                            ------------------------------
                                            Name:  Barry Goldsmith
                                            Title: Member

                               INDEX TO EXHIBITS


     Exhibit 1: Joint Filing Agreement among the Reporting Persons

     Exhibit 2: Form of Article Fourth of the Amended Articles of Incorporation
                (previously filed as Exhibit 3 to Original Schedule 13D on
                May 19, 2000)

     Exhibit 3: Investor Rights Agreement (previously filed as Exhibit 4 to
                Original Schedule 13D on May 19, 2000)

     Exhibit 4: 2000 Securities Purchase Agreement (previously filed as Exhibit
                5 to Original Schedule 13D on May 19, 2000)

     Exhibit 5: Amended and Restated Investor Rights Agreement (previously filed as Exhibit 5 to Amendment No. 1 on March 11, 2002)

     Exhibit 6: 2002 Securities Purchase Agreement (previously filed as Exhibit
                6 to Amendment No. 1 on March 11, 2002)

     Exhibit 7: SPA Amendment (previously filed as Exhibit 7 to Amendment No. 2 on July 10, 2002)

                                                                      EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, without par value of Frontstep Systems, Inc., an Ohio corporation and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.


FALLEN ANGEL CAPITAL, L.L.C.                  FALLEN ANGEL EQUITY FUND, L.P.

By: /s/ Barry Goldsmith                       By  Fallen Angel Capital, L.L.C.
   --------------------------------               its General Partner
    Name:  Barry Goldsmith
    Title: Member
                                              By: /s/ Barry Goldsmith
                                                 ------------------------------
                                                  Name:  Barry Goldsmith
                                                  Title: Member




                                      A-2